May 13, 2010

Scott Hodgdon

Securities Exchange Commission

100 F. Street, N.E.,

MS 3720

Washington, D.C. 20549	Via EDGAR

Re:	Tellabs, Inc. 10-K for the Fiscal Year Ended January 1, 2010

Filed March 1, 2010

Definitive Proxy Statement

Filed March 16, 2010

File No. 000-09692

Dear Mr. Hodgdon,

Thank you for your letter to Tellabs, Inc. dated May 3, 2010. This is to confirm our conversation and our agreement that Tellabs will provide its response by May 28, 2010.

Sincerely,

/s/ Thomas P. Minichiello
Thomas P. Minichiello,
VP Finance & Chief Accounting Officer

cc:	Larry Spirgel
Robert Bartelmes
Tim Wiggins